Exhibit 20.1

Dear Shareholders and Friends:                                                                                                                                                         August 2, 2007

Through mid-2007, Southern Heritage Bank has continued to experience brisk growth, especially in deposits.  Since the end of last year, we have opened 2,351 new accounts - 838 of which are totally new relationships.  Deposit balances have grown 12% or $20 million since June 2006.

The economy continues to be strong in most segments; however, the transportation industry is among the segments that have struggled.  One of the bank’s customers is in this industry and has filed a reorganization bankruptcy.  Your board of directors has acted prudently by increasing the loan loss reserve, which is the first time in our bank’s history the reserve has been increased to this extent.  You will see below that this action has resulted in a negative impact on earnings.  We see this as an isolated event in our otherwise fortunate lending history.  The capital of the bank is not impaired by this action, and by classification the bank remains “well capitalized.”

Southern Heritage Bank Summary of Financial Report, through June 30 (unaudited):

	2007	2006	2005
(in thousands)

Total assets	$217,484	$200,029	$177,147
Total deposits	195,036	174,986	157,567
Total loans	155,196	157,572	135,190
Net income (6 months)	(539)	1,262	985
Reserve for loan losses	4,307	1,962	1,885
Total capital	$20,085	$19,968	$18,259

We were very pleased to declare a 5% stock dividend through June 30.  You should have by now received your dividend stock certificate and your check for any fractional shares the dividend produced.  Although there has been limited stock trade activity, the latest trades of Southern Heritage stock have been at $40 per share.  As a reminder, please keep your stock certificates in a safe place, as replacement is expensive.

As I mentioned in my comments at the shareholders meeting in May, we are pursuing the possibility of a reclassification of our stock in order to control the expenses related to Securities and Exchange reporting.  You will hear details about this later in the year.

Despite more financial institutions branching into our community, we are optimistic that we will continue to increase our market share.  Our strong local shareholder base differentiates us from our competitors and serves as one of Southern Heritage Bank’s greatest strengths.  We thank you for your patronage and urge you to continue supporting your investment by recommending your bank to others.

Yours truly,

Lee Stewart
President and CEO

This communication is not a solicitation of a proxy from any security holder of Southern Heritage Bancshares, Inc. (“Southern Heritage”).  Southern Heritage plans to file a proxy statement with the Securities and Exchange Commission (“SEC”) in connection with the proposed reclassification of its common stock.  The proxy statement will contain important information about Southern Heritage, the reclassification of its common stock and related matters.

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SOUTHERN HERITAGE AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents, once they are available, through the website maintained by the SEC at http://www.sec.gov.  Free copies of the proxy statement also may be obtained by directing a request by telephone or mail to:

Southern Heritage Bank
3020 Keith Street, NW
P O Box 4730
Cleveland, TN  37320-4730
Attn:  Chief Financial Officer
(423) 473-7980

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

The directors and executive officers of Southern Heritage may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Southern Heritage’s directors and executive officers is contained in the proxy statement filed by Southern Heritage with the SEC on April 17, 2007, which is available on the SEC’s web site at the address provided above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the proxy statement and other relevant material to be filed with the SEC.